IHO-Agro International Inc.

3101 Portofino Point, Unit 04

Coconut Creek, FL 33066

May 4, 2015

VIA EDGAR
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Mara L. Ransom

Re:	IHO-Agro International Inc.
Registration Statement on Form S-1
Filed March 27, 2015
File No. 333-203056

Dear Ms. Ransom:

We are in receipt of your comment letter dated April 14, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

RESPONSE: We respectfully submit to the Staff that while we are a development stage company, we do not believe that the Company is a shell company as defined in Rule 405. A shell company is defined as a company with no or nominal operations, and either 1) no or nominal assets, 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe our operations at this stage to be nominal, as we have devoted significant time to pursue our business plan and further our operations. We have entered into an exclusive licensing agreement with a manufacturer of fertilizer and we are continuing the process of certification and approval to market and distribute the fertilizer within the United Stated as well as internationally. We also have received purchase orders from two clients, one in Romania and one in Panama. We have revised our disclosure to indicate the above.

In addition, our sole officer and director does not intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

Prospectus Summary

Overview, page 4

2.	Here, and elsewhere in the prospectus where you discuss your operations, please clarify the extent of your operations. We note that the first Risk Factor on page 8 and Note 1 of both your audited and unaudited financial statements indicate that you have been primarily engaged in organizing activities.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to describe the extent of our operations.

3.	In the first paragraph of this section, please clarify that you do not produce fertilizer products, if true. We note that in the second sentence of this paragraph and in the risk factors on page 11 you seem to indicate that you are a producer. Please make the same change on pages 11, 22 and 26.

RESPONSE: We respectfully submit to the Staff that the Company does not produce fertilizer and we have updated our disclosure referenced in the sections listed above accordingly.

4.	In the third paragraph of this subsection, please clarify that you do not yet have a license from Industrias y Manufacturas Bionaturales S.A. And, in a new Risk Factor, please disclose your prospects should you not obtain one.

RESPONSE: We respectfully submit to the Staff that we do have an exclusive license agreement with Industrias y Manufacturas Bionaturales S.A. and we have included the agreement as an exhibit to our disclosure.

5.	In the last paragraph of this subsection, we note your assertion that the products you plan to distribute are “widely accepted” in various jurisdictions. Please provide your basis for this statement. If based on management’s belief, please indicate this is the case and include a basis for that belief.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to delete the language “widely accepted” from our disclosure.

6.	In the second sentence of the last paragraph of this subsection, you state that the all- natural fertilizer “would set a standard by which all fertilizers are measured, producing superior plants, dramatically increasing crop yields in an ecologically friendly way.” Please revise to remove this sentence, as it makes several claims that seem to be hyperbole, or, in the alternative, revise it to state objective facts about the product you intend to sell.

RESPONSE: We respectfully submit to the Staff that we have deleted the above referenced language from our disclosure.

7.	In the fourth sentence of the last paragraph of this subsection, please disclose the governmental agencies that have “accepted and licensed” the product you intend to distribute.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to list the specific jurisdictions in which the product has been registered and authorized for use, along with the jurisdictions where we are currently seeking permits and licensing approval.

8.	In the second to last sentence of the last paragraph of this subsection, we note your assertion that “[t]he results are very compelling and the interest in the product continues to be high and frequent and initial demand has started.” Please provide your basis for this statement. If based on management’s belief, please indicate this is the case and include a basis for that belief.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to address the issues referenced above.

9.	In the last sentence of the last paragraph of this subsection, you reference “this multi-billion dollar industry;” please clarify the industry you reference.

RESPONSE: We respectfully submit to the Staff that we are referring to the “fertilizer” industry and have updated our disclosure accordingly.

Terms of the Offering, page 6

10.	Based upon the disclosure that appears here, your fee table and on page 20, it appears that you intend to offer shares of your common stock at different prices, however, your disclosure on the prospectus cover page and under “Determination of Offering Price,” suggests that you plan to offer shares of your common stock at $.30 per share. Please revise your prospectus to consistently state your intent to offer your common stock at a single price, until your common stock is quoted on the OTC Markets, and disclose that price. If you believe that it is appropriate to be using different prices, please tell us why. In this regard we refer you to paragraph (16) of Schedule A of the Securities Act of 1933, which refers to “the price at which it is proposed that the security shall be offered to the public” (emphasis added).

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure on the above referenced items to indicate the proposed maximum offering aggregate offering price of $0.60 per share.

Dilution, page 18

11.	For the shares you are registering in connection with the warrants, please provide the disclosures required by Item 506 of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to address the information required by Item 506 of Regulation S-K.

Selling Security Holders, page 18

12.	With a view to understanding how the consultants are affiliated with you, please elaborate upon the services Brad Herbert and Mircea Georgescu have provided to you and why they were issued shares at the time the company was founded.

RESPONSE: We respectfully submit to the Staff that Mr. Hebert and Mr. Georgescu have both provided management consulting, sales and marketing efforts and operational support for the Company. This is the only form of compensation Mr. Hebert and Mr. Georgescu have received from the Company.

Description of the Business, page 22

13.	In this section please include a discussion of where you are in the process of obtaining the license from Industrias y Manufacturas Bionaturales S.A. and the steps you need to take to complete that process.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to indicate that we have obtained an exclusive license from Industrias y Manufacturas Bionaturales S.A. to market and sell the fertilizer.

Audited Financial Statements

Note 1. Basis of Presentation

Going Concern, page F-6

14.	Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant´s viable plans to overcome such difficulties. Please revise your disclosure to include more detailed description of your viable plans to overcome such difficulties. Your revised disclosure should provide enough detail that your readers gain insight into management´s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Section 607.02 of the Financial Reporting Codification. This comment also applies to your disclosure in note 1 to your unaudited financial statements on page F-5.

RESPONSE: We respectfully submit to the Staff we have revised our disclosure regarding our ability to continue as a going concern and in Note 1 to the unaudited financial statements on page F-5.

Note 2. Recent Accounting Pronouncements

(d) Long-lived Assets, page F-7

15.	You disclose that the recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset, and that an impairment loss is recognized. This accounting policy does not appear to conform to the guidance in ASC 360-10-35-17, which states that the carrying value of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. Also, as stated in ASC 360-10-35-36, for long-lived assets (asset groups) that have uncertainties both in timing and amount, an expected present value technique will often be the appropriate technique with which to estimate fair value. Please revise your disclosure accordingly.

RESPONSE: We respectfully submit to the Staff that we have revised our accounting policy for Long-Lived Assets to conform with the guidance in ASC 360-10-35-17.

Unaudited Financial Statements

Statements of Cash Flows, page F-4

16.	Please correct the description of the sub-total line item caption related to investing activities.

RESPONSE: We respectfully submit to the Staff that we have revised the description of the sub-total line item caption to investing activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

17.	Please provide the disclosures required by Item 303 of Regulation S-K regarding your results of operations, liquidity and capital resources for the periods presented in your financial statements. In addition, please describe the factors or circumstances affecting your results of operations, financial condition and liquidity and any material trends affecting your business and any other information that you believe is necessary to an understanding of your financial condition, changes in financial condition and results of operations. In doing so, please address the following:

•	Regarding liquidity and capital resources, please identify any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Also, given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. In addition, provide an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations for each period presented.

•	Regarding capital resources, please describe any material commitments for capital expenditures at the end of the latest period presented, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Also identify and discuss factors relevant to providing an understanding of your current and future liquidity and capital resources, particularly in relation to anticipated financing arrangements. Describe historical information regarding sources of cash/liquidity and the uncertainties in your ability to raise the capital resources required to fund your plan of operations for the next year and discuss the mix and relative costs of such capital resources.

•	Regarding results of operations, please describe the development stage activities undertaken during the periods presented and describe any significant events or transactions or significant economic changes that affected reported losses. Also disclose the events and uncertainties that you reasonably expect will have a favorable or unfavorable impact on future operations.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to include the information required by Item 303 of Regulation S-K.

Plan of Operation, page 27

18.	Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital you will need before you will be in a position to generate revenues.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure regarding various steps we intend to take to implement our business plan and begin generating revenue.

19.	Disclose to what extent your related parties have already agreed to advance you additional funds and the likely terms of those advances.

RESPONSE: We respectfully submit to the Staff that we revised our disclosure related to the extent of future advances from related parties.

Transactions with Related Persons, Promoters and Certain Control Persons and Director

Independence, page 29

20.	We note your disclosure in Note 3 of your audited financial statements and Note 4.1 of your unaudited financial statements that you owe $15,781 to a “significant shareholder.” Please provide us with your analysis of whether this loan is a transaction required to be disclosed under Item 404(d) of Regulation S-K. Should the loan qualify as a transaction required to be disclosed under Item 404(d), please disclose the appropriate details of the loan in this section. Should the loan also qualify as a material contract under Item 601(b)(10), please file it as an exhibit.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to provide the details regarding this loan.

Undertakings, page 33

21.	Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K, considering this offering constitutes the initial distribution of your securities.

RESPONSE: We respectfully submit to the Staff that we have updated of disclosure to add the requisite language required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

22.	Please file or submit the legal opinion with your next amendment, or as soon as possible. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: We respectfully submit to the Staff that we will file the legal opinion as soon as possible.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IHO-Agro International Inc

By:	/s/ Ioan Hossu
Name: Ioan Hossu
Title: Chief Executive Officer and Chairman of the Board